Exhibit 12.1

GAMCO Investors, Inc.
Computation of Ratios of Earnings to Fixed Charges
(In thousands, except ratio amounts)

	Three Months Ended March 31,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004

Income before taxes and noncontrolling interest	$8,216	$ 36,180	$129,846	$133,240	$103,160	$ 99,204

Fixed charges:
Interest expense	3,147	9,599	11,854	13,998	13,674	15,867
Other	35	140	177	282	162	214
Total Fixed Charges	$3,182	$ 9,739	$ 12,030	$ 14,280	$ 13,836	$ 16,081

Ratio of earnings to fixed charges (a)	3.6	4.7	11.8	10.3	8.5	7.2

(a)
These ratios were calculated by dividing the sum of fixed charges into the sum of earnings before taxes and fixed charges.  Fixed charges for these purposes consist of all interest expense and the approximate portion of rental expense representing interest.